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     408(p) SIMPLE IRAs. Funds may generally be rolled over tax-free from a
SIMPLE IRA to a 408(b) IRA. However, during the two-year period beginning on the date you first participate in any SIMPLE IRA plan of your employer, SIMPLE IRA funds may only be rolled to another SIMPLE IRA.

     457 Plans. Tax-free transfer of EDCP amounts are permitted only to another EDCP of a like employer. Tax-free rollovers to or from a governmental EDCP to other governmental EDCPs, 403(b) programs, 401(a)/401(k)/403(a) Qualified Plans, or 408(b) IRAs are permitted under certain circumstances.

     Nonqualified Contracts. Certain of the nonqualified single payment deferred annuity Contracts permit the Contract Owner to exchange the Contract for a new deferred annuity contract prior to the commencement of annuity payments. A full or partial exchange of one annuity Contract for another is a tax-free transaction under section 1035, provided that the requirements of that section are satisfied. However, the exchange is reportable to the IRS.

                               PURCHASE UNIT VALUE

     Purchase Unit value is discussed in the prospectus under "Purchase Period." The Purchase Unit value for a Division is calculated as shown below:

Step 1: Calculate the gross investment rate:

     Gross Investment Rate

=    (EQUALS)

     The Division's investment income and capital gains and losses (whether realized or unrealized) on that day from the assets attributable to the Division.

/    (DIVIDED BY)

     The value of the Division for the immediately preceding day on which the values are calculated.

We calculate the gross investment rate as of 4:00 p.m. Eastern time on each business day when the Exchange is open.

Step 2: Calculate net investment rate for any day as follows:

     Net Investment Rate

=    (EQUALS)

     Gross Investment Rate (calculated in Step 1)

-    (MINUS)

     Separate Account charges.

Step 3: Determine Purchase Unit Value for that day.

     Purchase Unit Value for that day.

=    (EQUALS)

     Purchase Unit Value for immediate preceding day.

x    (MULTIPLIED BY)

     Net Investment Rate (as calculated in Step 2) plus 1.00.

     The following illustrations show a calculation of new Purchase Unit value and the purchase of Purchase Units (using hypothetical examples):

               ILLUSTRATION OF CALCULATION OF PURCHASE UNIT VALUE

1.   Purchase Unit value, beginning of period......................   $ 1.800000

2.   Value of Fund share, beginning of period......................    21.200000

3.   Change in value of Fund share.................................      .500000


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